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                          November 18, 2020

       John Bencich
       Chief Executive Officer
       Achieve Life Sciences, Inc.
       1040 West Georgia, Suite 1030,
       Vancouver, British Columbia, V6E 4H1

                                                        Re: Achieve Life
Sciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 13,
2020
                                                            File No. 333-250074

       Dear Mr. Bencich:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Amanda Rose, Esq.